NO ACT

1G
12-27-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003536

March 11, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-13

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company
Incoming letter dated December 27, 2012

Dear Ms. Ising:

This is in response to your letter dated December 27, 2012 concerning the shareholder proposal submitted to Wells Fargo by the Neighborhood Economic Development Advocacy Project and Reinvestment Partners. We also have received a letter from the proponents dated January 31, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Josh Zinner
Neighborhood Economic Development Advocacy Project
josh@nedap.org

March 11, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 27, 2012

The proposal requests that the board conduct an independent review of the company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws and to report to shareholders.

We are unable to concur in your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal and supporting statement, when read together, focus primarily on the significant policy issue of widespread deficiencies in the foreclosure and modification processes for real estate loans. Accordingly, we do not believe that Wells Fargo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Neighborhood Economic Development Advocacy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

January 31, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of the Neighborhood Economic Development Advocacy Project and Reinvestment Partners
Securities Exchange Act of 1934, Rule 14a-8

To Whom It May Concern:

The Neighborhood Economic Development Advocacy Project (NEDAP) submits this letter on behalf of NEDAP and Reinvestment Partners in response to the letter dated December 27, 2012 (the "***Wells Fargo Letter***"), sent to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Wells Fargo & Company (the "***Company***"). In its letter, the Company contends that it may omit the shareholder resolution and supporting statement (together, the "***Proposal***") submitted by NEDAP and Reinvestment Partners from the Company's proxy materials for its 2013 Annual Meeting of Stockholders pursuant to Rule 14a-8(a(i)(7). We oppose the Company's request for confirmation that the staff of the SEC's Division of Corporation Finance (the "***Staff***") will not recommend enforcement action to the SEC if the Company excludes the Proposal submitted by NEDAP and Reinvestment Partners.

We respectfully request that the SEC deny the Company's no-action request because the Proposal addresses an important and recognized matter of social policy that is appropriately addressed by a shareholder proposal. Specifically, the Proposal requests the Company to "conduct an independent review of the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws" and to "report its findings and recommendations, at reasonable cost and omitting proprietary information, to shareholders by September 30, 2013."

Federal and state regulators, enforcement agencies, and policymakers agree that abuses by home mortgage lenders and servicers in all phases of the mortgage market, including both mortgage origination and loan servicing, were and remain a direct cause of the ongoing foreclosure crisis.[1]

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[1] *See infra* notes 4–7 and accompanying text.

Further, as recently as 2011, the SEC clearly indicated that issues related to widespread deficiencies in the foreclosure and modification processes for real estate loans raise significant policy considerations. On this basis, the SEC denied no-action requests submitted by Bank of America, JP Morgan Chase, and Citigroup (the "***2011 Letters***") in response to shareholder proposals that addressed these matters.[2] Because the Proposal focuses on the same policy considerations as the proposals at issue in the 2011 Letters, and because foreclosure and loan modification processes continue to be an important and recognized matter of social policy, the Company's request to exclude the Proposal should be denied.[3]

The Company bears the burden of demonstrating that it may properly exclude the Proposal. The Wells Fargo Letter, however, completely fails to meet this burden. In essence, the Company presents two arguments in support of its no-action request. First, it makes a semantic argument to defend its contention that the Proposal can be distinguished from the proposals at issue in the 2011 Letters. As discussed more fully in Part II.A below, the Company fails to provide any sound basis in support of this contention. Since the Proposal considers foreclosure and loan modification processes and discrimination, which the Staff has determined are significant social policy issues, it is clear that the Proposal should not be excluded under Rule 14a-8(i)(7).

Additionally, the Company contends that the Proposal should be excluded because it seeks to micromanage the Company's routine business and daily operations. As shown in Part II.A below, the Proposal asks the Company to take actions to address legitimate concerns about its mortgage servicing and foreclosure practices that are of a kind that the SEC has routinely determined to be appropriate for shareholder vote and not to constitute micromanagement. As a result, the Proposal should not be excluded under Rule 14a-8(i)(7) on the grounds that it seeks to micromanage the Company's business and operations.

Because the Proposal addresses an important matter of social policy and does not seek to micromanage the Company's daily operations, there is no basis for the exclusion of the Proposal under Rule 14a-8(i)(7). Consequently, we believe the SEC should deny the Company's request for no-action relief.

I. BACKGROUND OF THE MORTGAGE AND FORECLOSURE CRISIS.

The mortgage crisis resulted in numerous private, state, and federal investigations,[4] in addition to several Congressional hearings[5] and significant media attention,[6] concerning allegations

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[2] *See* Bank of America Corp., SEC No-Action Letter (Mar. 14, 2011) ("We are unable to concur in your view that [the company] may exclude the first proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that 'deals with a matter relating to the company's ordinary business operations.' In view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that [the company] may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)."); JPMorgan Chase & Co., SEC No-Action Letter (Mar. 14, 2011); Citigroup Inc., SEC No-Action Letter (Mar. 2, 2011).

[3] Each of the proposals at issue in the 2011 Letters received a sufficient number of shareholder votes such that there is no basis for excluding the Proposal under Rule 14a-8(i)(12).

[4] Federal and state regulators and enforcement agencies have conducted numerous investigations of the Company's mortgage lending, servicing and foreclosure practices. Examples are the 2012 National Mortgage Settlement between the five largest mortgage servicers, including the Company, and 49 state attorneys general, the Department of Justice, and state banking and mortgage regulators regarding mortgage servicing improprieties, including the falsification of

of widespread abuses and deficiencies in all phases of the mortgage process, including mortgage servicing. As the mortgage crisis has evolved, the focus of these investigations has ranged from predatory and discriminatory mortgage origination practices to the negative consequences of the widespread deficiencies in the foreclosure, modification and loss mitigation processes utilized in connection with the millions of troubled mortgage loans across the country.[7] The Company entered into settlements with the U.S. Department of Justice, The Department of Housing and Urban Development, 49 state Attorneys General, and the prudential banking regulators after investigations into its discriminatory mortgage lending and improper mortgage servicing and foreclosure practices.

The 2012 National Mortgage Settlement described in footnote 5, which settled allegations of widespread mortgage servicing abuses, requires the Company to provide relief to aggrieved homeowners in a non-discriminatory manner.[8] Recent research in California (where "nine out of the ten metropolitan areas with the highest foreclosure rates in the nation" are located), [9]suggests that

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documents by individual mortgage servicers; the recent 2013 settlement between the Company, as well as other large mortgage servicers, and the Federal Reserve Board and Office of the Comptroller of the Currency, regarding mortgage servicing abuses, including the failure to properly evaluate homeowners for loss mitigation; and a settlement between the Company and the Department of Justice, regarding the Company's discriminatory lending practices.

[5] For hearings of the U.S. Senate Comm. on Banking, Housing, and Urban Affairs, see the Committee's website listing current and past hearings (with hyperlinked transcripts), available at http://banking.senate.gov/public/index. cfm?FuseAction=Hearings.Home. For hearings of the U.S. House of Reps. Subcommittee on Insurance, Housing and Community Opportunity, see the Subcommittee's website listing current and past hearings (with hyperlinked transcripts), available at http://financialservices.house.gov/calendar/list.aspx?Subcommittee=28421&Year=2012.

[6] *See, e.g.*, Michael Powell, *Bank Accused of Pushing Mortgage Deals on Blacks*, N. Y. TIMES (June 6, 2009), available at http://www.nytimes.com/2009/06/07/us/07baltimore.html?pagewanted=all&_r=1& (presenting sworn testimony of Wells Fargo employees explaining the bank's policy of steering black borrowers into subprime loans); John W. Schoen, *Inside the Foreclosure Factory, They're Working Overtime*, NBC News (April 19, 2012), available at http://www.huffingtonpost.com/2012/04/19/at-the-foreclosure-factor_n_1438609.html (whistleblower alleges continuing robo-signing and other mortgage servicing abuses at the Company)(Olga Pierce and Paul Kiel, *By the Numbers: A Revealing Look at the Mortgage Mod Meltdown*, ProPublica (March 8, 2011), available at http://www.propublica.org/article/by-the-numbers-a-revealing-look-at-the-mortgage-mod-meltdown (detailing the runaround homeowners face when they apply for loan modification from large servicers, including the Company).

[7] These investigations indicate that abuses and illegalities in the mortgage servicing process, including failure to properly evaluate homeowners for loss mitigation, and fraudulent robo-signing, among others, exacerbated the consequences of predatory lending practices that were prevalent in communities of color during the run-up to the foreclosure crisis. These investigations reveal that banks engaging in predatory lending practices pushed high-cost, unaffordable mortgage products, often with onerous terms, on low-income communities and communities of color. These investigations have also shown that lenders, including the Company, steered people of color into high-cost subprime loans when they qualified for prime loans. As a result of these practices, communities of color suffered disproportionate default and foreclosure rates when compared with predominantly white communities. For more information, see *infra* notes 9–10 and 22–23.910

[8] The Consent Judgment for Wells Fargo relating to the 2012 Settlement includes the obligation to provide relief to borrowers that is apportioned fairly, and does not "(i) disfavor a specific geography within or among states that are a party to the Consent Judgment or (ii) discriminate against any protected class of borrowers." *See* Consent Judgment, Exhibit D, United States v. Bank of America Corp., No. 12-0361 (D.C. Cir. Apr. 11, 2012), available at https://d9klfgibkcquc.cloudfront.net/Consent_Judgment_WellsFargo-4-11-12.pdf. The inclusion of specific language in the Consent Judgment prohibiting intentional discrimination reinforces broader fair lending obligations.

[9] California Reinvestment Coalition, *Chasm Between Words and Deeds VIII: Lack of Bank Accountability Plagues Californians* 1 (April 2012) (citing to RealtyTrac, *January 2012 Foreclosure Report*, available at http://www. realtytrac.com/content/foreclosure-market-report/january-2012-us-foreclosure-market-report-7022), available at http:// www.calreinvest.org/system/resources/BAhbBlsHOgZmSSI1MjAxMi8wNC8xMi8wMl8yMl8yMl8yMTBfQ291bnNl bG9yU3VydmV5RklOQUwucGRmBjoGRVQ/CounselorSurveyFINAL.pdf.

homeowners of color are more likely than white homeowners to be affected by improper mortgage servicing and foreclosure practices.[10]

Because the Company is the largest mortgage originator and servicer in the country, and has been subject to numerous investigations, as well as party to significant and recent legal settlements related to lending discrimination and improper mortgage servicing and foreclosure practices, shareholders are legitimately concerned about the possibility that fair housing and fair lending violations in its foreclosure, loan modification, or other loss mitigation practices may lead to substantial legal, financial, and reputational implications for the Company. The Proposal seeks to address these concerns, and is therefore an appropriate subject for shareholder interest.

II. THE COMPANY HAS NOT DEMONSTRATED THAT IT MAY EXCLUDE THE PROPOSAL UNDER RULE 14a-8(i)(7).

Where a shareholder proposal raises a "significant policy issue," Rule 14a-8(i)(7) does not permit a company to exclude that proposal on the basis that it also deals "with a matter relating to the company's ordinary business operations[.]" Thus, even though the Proposal addresses certain core aspects of the Company's business, specifically its loan modification, loss mitigation and foreclosure practices, it should not be excluded under Rule 14a-8(i)(7) if it (i) focuses on a significant policy issue that "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote" and (ii) does not "seek to 'micromanage' the company."[11]

The Company fails to demonstrate that the Proposal may be excluded for either of these reasons. First, the Proposal focuses on legitimate concerns about potential deficiencies in the Company's mortgage servicing, foreclosure, and loss mitigation processes. In the 2011 Letters, the Staff has repeatedly recognized these types of issues as being among the types of significant policy issues that are appropriate for shareholder vote.[12] Second, the Proposal does not seek to micromanage the Company because it does not call on the Company to change the way it manages daily operations, but is simply a general request for an investigation and report purposefully designed to leave the details of implementation to the discretion of Company management.

A. The Proposal Should Not Be Excluded Under Rule 14a-8(i)(7) Because It Raises Significant, Recognized Social Policy Issues.

The Proposal should not be excluded under Rule 14a-8(i)(7) because it addresses important social policy issues that are implicated by the Company's loan modification, loss mitigation and foreclosure processes, and the potential of these processes to have a discriminatory impact on communities of color. As discussed below, the Staff has recognized that shareholder proposals regarding either of these issues are so significant that they are appropriate for shareholder vote.

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[10] California Reinvestment Coalition, *Race to the Bottom: An Analysis of HAMP Loan Modification Outcomes by Race and Ethnicity for California* (July 21), available at http://www.calreinvest.org/system/resources/BAhbBlsHOgZmSSIyMjAxMS8wNy8xMi8xMV8xMF8yN185ODdfSEFNUF9SRVBPUlRfRklOQUwucGRmBjoGRVQ/HAMP%20REPORT%20FINAL.pdf.

[11] SEC Release No. 34-40018 (May 21, 1998) (discussing the "two central considerations" in applying the ordinary business exclusion) [hereinafter the "1998 Release"].

[12] *See* 2011 Letters, *supra* note 2.

There is a clear consensus among federal and state policymakers that abuses and deficiencies in loan modification, loss mitigation and foreclosure processes continue to be a major social policy concern.[13] In the 2011 Letters discussed above, the Staff refused to allow Bank of America, JP Morgan Chase, or Citigroup to exclude proposals addressing the "public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations[.]"[14] The 2011 Letters reflect the SEC's recognition that the abuses of and deficiencies in the foreclosure and modification processes implicate important social policy issues and that shareholder proposals that address these issues may not be excluded under Rule 14a-8(i)(7).

The Company seeks to distinguish the Proposal from the proposals in the 2011 Letters on the grounds that "the Proposal seeks to address the Company's mortgage servicing business in its entirety rather than the specific processes of loan modification, loss mitigation and foreclosure, which are part of the mortgage servicing business."[15] This semantic argument is without merit because the SEC has recognized that the Staff reads the resolution and supporting statement together when determining whether a proposal on the whole addresses a matter of significant social policy.[16] When the resolution and supporting statement are read together, it is clear that the Proposal refers to loan modification, loss mitigation and foreclosure practices, and not the Company's mortgage servicing business in its entirety.[17]

In addition, the social policy issues raised by the Proposal are especially salient to shareholders in light of the mortgage settlements reached in 2012 and earlier this year among the largest mortgage servicers, including the Company. The 2012 National Mortgage Settlement was designed to address "a series of improper mortgage- and foreclosure-related processes" and "holds servicers accountable for abusive practices and requires them to commit more than $20 billion toward financial relief for consumers."[18] The 2013 mortgage settlement with the Office of the Comptroller of the Currency and the Federal Reserve is similarly designed "to compensate consumers subject to unsafe and unsound mortgage servicing and foreclosure practices."[19] Both the

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[13] *See supra* notes 4–7 and accompanying text.

[14] *See* 2011 Letters, *supra* note 2.

[15] Wells Fargo Letter at 7. In its letter the Company narrowly focuses on the language of resolution included in the Proposal, and fails to properly read the resolution in light of, and in conjunction with, the supporting statement.

[16] In determining whether a proposal should not be excluded under rule 14a-8(i)(7) as a matter of social policy, the Staff may look to the explanation provided in the supporting statement along with the language of the proposal itself. *See, e.g.*, Duke Energy Corp., SEC No-Action Letter (Feb. 24, 2012) (permitting exclusion of a proposal requesting the Company to prepare a report of lobbying activities, but noting that "the proposal and supporting statement, *when read together*, focus primarily on Duke Energy's global warming-related lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities) (emphasis added).

[17] The Proposal, when read in its totality in accordance with the Staff's legal guidance, clearly focuses on a significant social policy issue that the SEC has recognized to be an appropriate subject for shareholder proposals. Notwithstanding this fact, we would be willing to modify the text of the resolution by replacing the clause "mortgage servicing and foreclosure practices" with "loan modification, loss mitigation, and foreclosure practices," in the event that the Staff believes that such a modification would be beneficial to enhance the clarity of the Proposal as a whole.

[18] U.S. Department of Justice, *Federal Government and State Attorneys General Reach $25 Billion Agreement with Give Largest Mortgage Servicers to Address Mortgage Loan Servicing and Foreclosure* Abuses (February 9, 2012), available at http://www.justice.gov/opa/pr/2012/February/12-ag-186.html.

[19] Joint Press Release, Board of Governors of the Federal Reserve System & Office of the Comptroller of the Currency, *Independent Foreclosure Review to Provide $3.3 Billion in Payments, $5.2 Billion in Mortgage Assistance* (Jan. 7, 2013), available at http://www.federalreserve.gov/newsevents/press/bcreg/20130107a.htm [hereinafter the "2013

2012 and 2013 Settlements are clear and convincing evidence that the important policy considerations related to widespread deficiencies in the foreclosure and modification processes for real estate loans that the SEC recognized in the 2011 Letters continue to be at the forefront of public debate and regulatory enforcement.

The implementation of both settlements will require the Company to provide loan modifications, including principal reduction modifications, to certain borrowers, at the Company's discretion. As discussed above, the 2012 Settlement requires the Company to provide relief to borrowers in a non-discriminatory manner. Violations of this provision of the settlement could expose the Company to significant legal and reputational risks. Thus, the Proposal's request that the Company take appropriate steps to assure shareholders that it will carry out its loan modification, loss mitigation and foreclosure activities, both as now mandated under the 2012 Settlement and more generally, in a manner that is consistent with fair housing and fair lending laws, is extremely timely.

Further, the SEC also considers proposals concerning "significant discrimination matters" to reflect a significant social policy issue that prohibits exclusion under Rule 14a-8(i)(7).[20] The Company speciously argues that this is not relevant to the Proposal because the Proposal does not contain the specific word "discrimination". Although the resolution itself does not include the word "discrimination," it does request a review of the Company's compliance with "fair housing and fair lending laws", laws that were clearly enacted to prevent discrimination in housing and lending. Furthermore, the supporting statement makes clear the evident concern about alleged "discrimination by the Company and widespread improprieties in the Company's recent mortgage servicing and foreclosure practice," and "evidence that the Company's mortgage servicing and foreclosure practices expose it to extraordinary risks, including the potential of losses from claims that the Company's practices continue to harm black and Latino mortgage borrowers disproportionately."[21] The concerns reflect the results of legal and regulatory actions and ongoing investigations, including a fair housing complaint recently filed against Wells Fargo,[22] which continue to uncover information about the actual and potential discriminatory impact of practices employed by the Company and other banks in connection with their loan modification, loss mitigation, and foreclosure activities.[23] Because the Proposal, when read as a whole, clearly raises significant social policy concerns

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Settlement"]. The 2013 Settlement stemmed from a 2011 enforcement action by the Federal Reserve and the Office of the Comptroller of the Currency against several banks that required the banks to "address a pattern of misconduct and negligence related to deficient practices in residential mortgage loan servicing and foreclosure processing." *See* Press Release, Board of Governors of the Federal Reserve System, (Apr. 13, 2011), available at http://www.federalreserve.gov/newsevents/press/enforcement/20110413a.htm.

[20] 1998 Release, *supra* note 11.

[21] As expressed in the Supporting Statement.

[22] Press Release, National Fair Housing Alliance, *Fair Housing Organizations File Discrimination Complaint Against Wells Fargo* (Apr. 10, 2012) ("This complaint, which was filed earlier today with the U.S. Department of Housing and Urban Development, is the result of an undercover investigation of Wells Fargo's bank-owned properties that found foreclosed properties in White areas are much better maintained and marketed by Wells Fargo than such properties in African-American and Latino Neighborhoods."), available at http://www.nationalfairhousing.org/Portals/33/News%20Release%20for%20NFHA%20Wells%20Fargo%20Complaint%20120410%20Pdf.pdf. The filed complaint is also available online at http://www.nationalfairhousing.org/Portals/33/Wells%20Fargo%20Second%20Amended%20Complaint%2006%2027%202012.pdf.

[23] *Id.*; *see also supra* notes 4–7 and accompanying text; National Fair Housing Alliance, *The Banks are Back – Our Neighborhoods are Not: Discrimination in the Maintenance and Marketing of REO Properties* (Apr. 4, 2012), available at http://www.nationalfairhousing.org/Portals/33/the_banks_are_back_web.pdf (discussing new evidence of discrimination by banks in the treatment of foreclosed properties, including statistical analysis).

involving potential discrimination, the Company's argument that the Proposal may be excluded because the resolution itself does not contain the specific word "discrimination" is wholly without merit.[24]

Because the social policy issues at the core of the Proposal transcend the Company's ordinary business, the Staff should not permit the Company to exclude the Proposal under Rule 14a-8(i)(7).

B. The Proposal Should Not Be Excluded Under Rule 14a-8(i)(7) Because It Does Not Seek to Micromanage the Daily Operations of the Company.

The SEC has acknowledged that it may permit a company to exclude a shareholder proposal implicating a significant social policy issue where the proposal seeks to micromanage the company's daily operations "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[25] However, this consideration is typically taken into account "where the proposal involves intricate detail, or seeks to impose specific time frames or methods for implementing complex policies."[26] For example, the Staff has refused to permit the exclusion of proposals that consist of general recommendations for investigation and reports related to social policy issues,[27] as compared to proposals calling for specific action, including the formation of additional policies or committees to further social policy concerns, which the Staff has permitted to be excluded.[28] The structure of the Proposal corresponds to those proposals that the Staff has not permitted to be excluded, as it is a general recommendation for an "independent review" and report of the Company's compliance with fair housing and fair lending laws in its mortgage servicing, foreclosure and loss mitigation practices, purposefully designed to leave the specific method and form of the action requested to the Company management's discretion.[29] In addition, the Proposal in no way suggests that the Company change the way it manages credit policies, consumer relations, and legal compliance. Because the Proposal is focused on significant social policy issues and does not seek to micromanage either (i) the provision of credit services and customer relations or (ii) legal compliance, the Staff should not permit the Proposal to be excluded as addressing ordinary business matters under Rule 14a-8(i)(7).

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[24] *See* Duke Energy Corp., *supra* note 16 (noting that the Staff may look to the explanation provided in the supporting statement along with the language of the proposal itself in determining whether a proposal should be not be excluded under rule 14a-8(i)(7) as a matter of social policy).

[25] 1998 Release, *supra* note 11.

[26] *Id.*

[27] *See, e.g.*, Exxon Mobil Corp., SEC No-Action Letter (Mar. 18, 2008) (refusing to permit company to omit a proposal requesting management to "study steps" and report to shareholders on how company can become an industry leader in advancing technology for environmentally sustainable energy independence); General Electric Co., SEC No-Action Letter (Jan. 15, 2008) (refusing to permit company to omit proposal requesting a "global warming report," that may or may not discuss scientific data and studies informing the company's climate policy, desirability/undesirability of climate change, and cost/benefit analysis).

[28] *See, e.g.*, Lowes Companies, Inc., SEC No-Action Letter (Feb. 19, 2008) (permitting the company to omit proposal requesting the Board to (i) "develop a policy for land procurement, leasing and store siting and use that incorporates social and environmental factors" and (ii) a report on implementation of this policy); Sunco, Inc., SEC No-Action Letter (Feb. 8, 2008) (permitting the company to omit proposal requesting the Board to amend its bylaws to form a new committee on sustainability).

[29] The action requested in the Proposal is similar to the action requested in the proposals discussed in the Exxon Mobil Corp. and General Electric Co. no-action letters, in which the Staff did not permit the company to exclude the proposals as micromanaging daily operations. *See* Exxon Mobil Corp. and General Electric Co., *supra* note 27.

1. The Proposal Does Not Seek to Micromanage the Company's Provision of Credit Services and Customer Relations.

The Proposal does not seek to micromanage the Company because it is purposefully structured to leave the "intricate details" of the investigation and report to the discretion of the Company's management. Although the Company's loan modification, loss mitigation and foreclosure policies implicate credit services and customer relations, the Proposal does not direct the Company to take specific action with respect to the day-to-day functions of operations related to credit services and customer relations. Unlike other proposals deemed by the Staff as micromanaging,[30] the Proposal does not involve "intricate detail[s]" or "seek to impose [...] specific methods for the implementation of complex policies"[31] regarding the Company's provision of credit services and customer relations. Instead, the action requested by the Proposal is "an independent review of the Company's internal controls" in order to "reassure shareholders that the Company's internal controls are sufficient to guard against extraordinary legal, regulatory and reputational risks associated with potential fair housing or fair lending violations in the Company's mortgage servicing and foreclosure practices."[32] Because the Proposal is a generalized request for investigation into mortgage servicing, foreclosure, and loss mitigation policies implicating significant social policy issues, the Staff should not permit the Company to exclude the Proposal as micromanaging the Company's provision of credit services and customer relations.

2. The Proposal Does Not Seek to Micromanage the Company's Legal Compliance.

The Proposal does not seek to micromanage the Company because it addresses significant policy issues that are proper matters for shareholder vote, despite also implicating the Company's legal compliance procedures. This view is confirmed by Staff Legal Bulletin No. 14E, which discusses the importance of considering "those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote[.]"[33] Staff Legal Bulletin No. 14E clarifies that a proposal related to risks of legal compliance should not be excluded where the proposal focuses on important social policy issues that go beyond legal compliance.[34] As discussed above, in the 2011 Letters the Staff considered social policy issues concerning deficiencies in mortgage servicing, foreclosure, and loss mitigation, issues which are at the core of the Proposal, to be sufficiently important to justify a shareholder vote.[35]

The Company fails to acknowledge the effect of Staff Legal Bulletin No. 14E, instead relying on a series of no-action letters permitting the exclusion of proposals related to legal and regulatory compliance for companies in highly regulated industries, to claim that the Proposal should be

[30] *See* Lowes Companies, Inc. and Sunco, Inc., *supra* note 28.
[31] 1998 Release, *supra* note 11.
[32] As expressed in the Supporting Statement.
[33] SEC Staff Legal Bulletin No. 14E (CF) (Oct. 27, 2009), available at http://www.sec.gov/interps/legal/cfslb14e.htm.
[34] *Id. See also* Bank of America Corp., SEC No-Action Letter (Feb. 29, 2008) (refusing to permit exclusion of a proposal under Rule 14a-8(i)(7) that requested the company to amend its bylaws to establish a board committee to review human rights implications of certain company policies).
[35] *See* 2011 Letters, *supra* note 2.

excluded as micromanaging the Company's daily operations.[36] In so doing, the Company also fails to acknowledge several recent and directly relevant instances where the Staff refused to permit the exclusion of a proposal focusing on regulatory compliance in light of the greater policy issue addressed in the relevant proposal. The Staff recently refused to permit the exclusion of proposals focusing on the deficiencies of mortgage servicing and foreclosure processes in three separate instances, despite each proposal's relevance to legal compliance in the highly-regulated banking industry.[37] In addition, on two separate occasions, a company was not permitted to exclude proposals with a broader focus on restraining predatory lending practices[38] and evaluating the consistency of "nontraditional" mortgage loans with cautious lending practices,[39] both of which raise similar social policy issues to the ones expressed in the Proposal. Because the primary focus of the Proposal is on significant social policy issues, despite also implicating the Company's legal compliance procedures, the Proposal does not seek to micromanage the Company.

When the considerations explained in Staff Legal Bulletin No. 14E are combined with the SEC's practice regarding regulatory compliance in the context of predatory lending and the SEC's repeated acknowledgement of the importance of addressing "widespread deficiencies" in the mortgage servicing, foreclosure, and loan mitigation processes, it is clear that the Proposal does not attempt to micromanage the Company and that the Staff should not permit the Proposal to be excluded under Rule 14a-8(i)(7).

III. CONCLUSION

The Company has the burden of establishing the applicability of the grounds for exclusion set forth in Rule 14a-8(i)(7). In the Wells Fargo Letter, the Company rests its argument principally on the contention that the Proposal addresses matters of ordinary business, alleging that it merely touches on a significant issue of social policy and seeks to micromanage the Company's credit policies, customer relations, and legal compliance. However, the Company's contention squarely contradicts the SEC's practice of refusing to permit the exclusion of proposals focused on significant social policies, in light of continuing discoveries of abuses and deficiencies in loan modification, loss mitigation and foreclosure practices.

The Proposal addresses important social policy issues related to discrimination and the mortgage and foreclosure crisis that are beyond the scope of the Company's ordinary business operations and that have been recognized by the Staff as significant. In addition, the Proposal does not micromanage the Company's operations because it is purposefully structured so that the methods

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[36] Wells Fargo Letter at 5–6.

[37] *See* 2011 Letters, *supra* note 2.

[38] Cash Am. Int'l, Inc., SEC No-Action Letter (Feb. 13, 2008) (refusing to permit exclusion of a proposal recommending that "the board form an independent committee of outside directors to oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices, and report to shareholders").

[39] Pulte Homes, Inc., SEC No-Action Letter (Feb. 27, 2008) (refusing to permit exclusion of a proposal recommending that "the Board of Directors establish a committee consisting solely of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans made by the Company, its subsidiaries, and its affiliates are consistent with prudent lending practices, including consideration of a borrower's repayment capacity, and that consumers have sufficient information to clearly understand loan terms and associated risks prior to making a product choice, and further provides that the board shall report to shareholders").

and procedures for implementing the action requested are left to the discretion of the Company's management, and in no way suggests that the Company change the way it manages credit policies, consumer relations, and legal compliance. Thus, there is no basis for excluding the Proposal under Rule 14a-8(i)(7), and it is in the interests of shareholders to have the opportunity to voice their opinions on the important social policy issues raised in the Proposal.

Because the Company has not met its burden of providing a reasonable basis to exclude the Proposal under Rule 14a-8(i)(7), we respectfully request that the Staff deny its no-action letter request.

Sincerely,

/s/

Josh Zinner
Co-Director, NEDAP

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631

December 27, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of the Neighborhood Economic Development Advocacy Project and Reinvestment Partners
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Wells Fargo & Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Neighborhood Economic Development Advocacy Project and Reinvestment Partners (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, shareholders request that the Board of Directors of Wells Fargo & Company (the "Company"), whether directly or through a committee, conduct an independent review of the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and report its findings and recommendations, at reasonable cost and omitting proprietary information, to shareholders by September 30, 2013.

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The Company is the fourth-largest bank holding company in the United States, with assets totaling $1.4 trillion and operations across the country. Wells Fargo Bank N.A., a subsidiary of the Company, services a substantial percentage of U.S. home mortgages.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

As described below, the Proponents, through the Proposal, seek to insert themselves and stockholders into a broad swath of the Company's ordinary business—involving mortgage servicing and compliance with laws—that implicate routine operations not raising significant policy issues. As such, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Fundamental Management Decisions Regarding The Company's Credit Policies And Customer Relations.

By seeking a review relating to the Company's mortgage servicing and foreclosure practices, the Proposal addresses two of the principal areas in which the Company's credit policies and customer relations activities, which are matters of the Company's everyday operations, are practiced. In fact, Wells Fargo Bank N.A. realized over $4 billion in net servicing fees for 2011.[1] The Staff has previously recognized that proposals regarding credit policies and customer relations relate to the ordinary business operations of a financial institution and, as such, may be omitted under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 27, 2008), the proposal requested the preparation of a report detailing, in part, the company's policies and practices regarding the issuance of credit cards and lending of mortgage funds to individuals without Social Security numbers. The company argued that "[t]he extension of credit and provision of banking services require inherently complex

[1] *See* Note 9 (Mortgage Banking Activities) to the Company's financial statements within its 2011 Annual Report to Stockholders, filed as Exhibit 13 to the Company's Form 10-K filed on February 28, 2012.

evaluations, and are not matters about which stockholders, as a group, are in a position to properly and coherently oversee." The Staff concurred in the proposal's exclusion under Rule 14a-8(i)(7), noting that the proposal related to the company's "credit policies, loan underwriting and customer relations." *See also Cash America International, Inc.* (avail. Mar. 5, 2007) (concurring in the omission of a proposal that requested the appointment of a committee to develop a standard of suitability and related internal controls for the company's loan products and to create a public reporting standard to assess the company's success in providing loans that meet the suitability standard in reliance on Rule 14a-8(i)(7) because it related to the ordinary business activities of "credit policies, loan underwriting and customer relations"); *H&R Block, Inc.* (avail. Aug. 1, 2006) (concurring in the omission of a proposal requesting cessation of the issuance of refund anticipation loans in reliance on Rule 14a-8(i)(7) because it related to "credit policies, loan underwriting, and customer relations"); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (granting no-action request regarding a proposal that requested a policy that the company would not provide credit or banking services to lenders engaged in payday lending in reliance on Rule 14a-8(i)(7) because it related to "credit policies, loan underwriting and customer relations"); *BankAmerica Corp.* (avail Feb. 18, 1977) (concurring in the omission of a proposal seeking to control loans made to nuclear facilities under the predecessor to Rule 14a-8(i)(7) because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the [c]ompany's principal businesses and part of its everyday business operations").

In its capacity as a mortgage servicer, the Company performs a multitude of functions relating to customer relations, including collecting cash for principal, interest and escrow payments from borrowers; accounting for and remitting borrowers' escrow payments to third parties; calculating variable interest rates on adjustable rate loans; and responding to customer inquiries. The Company's foreclosure practices, which are a part of its overall servicing practices, bear a strong relationship to the Company's credit policies, including its loss mitigation strategies through which the Company may decide, among other things, whether to continue extending credit to a borrower who is not currently paying on its loan. The Company's credit policies and loss mitigation strategies are also a key factor in the evaluation of alternatives to foreclosure such as principal reduction, short sales and expanded refinancing. This process involves, as with the *Bank of America* proposal described above, "inherently complex evaluations," which are core management functions. *See Bank of America Corp.* (avail. Feb. 27, 2008).

Thus, as in those prior situations in which the Staff has concurred that a company may omit a proposal in reliance on Rule 14a-8(i)(7), the Proposal's subject matter relates to the Company's credit policies and customer relations activities. The Company's procedures for making decisions regarding internal controls relating to these activities represent the fundamental day-to-day business decisions of a financial institution and, indeed, are established in the ordinary course of the Company's operations. We therefore believe that, consistent with Staff precedent, the Proposal may properly be omitted under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Compliance With Laws.

The Proposal requests that the Board of Directors of the Company review "the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws" and that the Board report its findings and recommendations to stockholders. In making this request, the Proposal asks the Board to assess and report on the Company's compliance with banking laws and regulations, which falls squarely within the confines of the Company's ordinary business.

The Staff has consistently recognized a company's compliance with laws as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For example, in *The AES Corp.* (avail. Jan. 9, 2007), the proposal sought the creation of a board oversight committee to monitor company compliance with federal, state and local laws. The company argued that the proposal interfered with its ability to run its everyday operations, especially in light of the company's status as a member of the highly-regulated energy industry, in which a large part of decisions stem from regulatory and legal compliance concerns. The Staff concurred with the exclusion of the proposal, noting that the proposal related to the ordinary business function of the "conduct of a legal compliance program." *See also Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010) (concurring in the exclusion of a proposal alleging willful violations of the Sarbanes-Oxley Act of 2002 and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO and to promote, in relevant part, compliance with securities laws); *Halliburton Co. (Global Exchange and John C. Harrington)* (avail. Mar. 10, 2006) (proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (concurring with the exclusion of a proposal that requested a report of the company's environmental compliance program); *Humana Inc.* (avail. Feb. 25, 1998) (concurring with the exclusion of a proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program because it was directed at matters relating to the conduct of the company's ordinary business).

As reflected in the precedent cited above, overseeing and managing the Company's compliance with laws is exactly the type of task that is "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." The Proposal directly relates to the Company's compliance activities, including how the Company monitors its compliance with legal requirements and determines whether there is any need for additional internal controls regarding a particular matter. The Proposal's focus on the Company's internal controls and its legal compliance impermissibly interferes with the discretion of Company's management, which is essential, especially in the highly regulated banking industry in which the Company operates. Accordingly, because the Proposal relates to the Company's compliance with laws and the conduct of the Company's legal compliance program, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. *Regardless Of Whether The Proposal Touches Upon Significant Policy Issues, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.*

The well-established precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). While the Staff has found some mortgage-related proposals to focus on significant policy issues, the Proposal is distinguishable from those past proposals. In addition, the mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal also implicates ordinary business matters. *See Intel Corp.* (avail. Mar. 18, 1999) ("There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(7), as relating, *in part*, to Intel's ordinary business operations . . ." (emphasis added).). *See also General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program in reliance on Rule 14a-8(i)(7) as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Wal-Mart Stores, Inc.* (avail. March 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights in reliance on

Rule 14a-8(i)(7) because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

The Proposal does not focus on the significant policy issue that is referenced in Staff response letters from 2011. In *Bank of America Corp.* (avail. Mar. 14, 2011), *JPMorgan Chase & Co.* (avail. Mar. 14, 2011), and *Citigroup Inc.* (avail. Mar. 2, 2011), the Staff declined to concur in the exclusion of certain mortgage-related proposals because the proposals focused on "widespread deficiencies in the foreclosure and modification processes for real estate loans," which the Staff viewed to be a significant policy issue "[i]n view of the public debate" on this topic at the time. In contrast, the Proposal seeks a review that encompasses not just the Company's foreclosure practices but also its overall "mortgage servicing" practices. The Company's foreclosure practices (as well as its related mortgage modification processes) are only one component of its wide-ranging mortgage servicing activities. As discussed above, mortgage servicing is a broad area that entails such additional functions as calculating variable interest rates on adjustable rate loans; calculating escrow payments for amounts due to third parties, such as for real estate taxes; mailing out notices of adjustments in escrow payments; collecting and remitting borrowers' escrow payments to third parties; providing various options for remitting mortgage payments, including various forms of electronic payments; ensuring that borrowers maintain adequate insurance on mortgaged properties and arranging for such insurance when needed; and responding to customer inquiries. The broad topic of mortgage servicing overall has not been recognized by the Staff to be a significant policy issue. Moreover, the wide range of activities encompassed by the Company's mortgage servicing operations do not raise the type of policy issues that are implicated by the subset of activities encompassed by the mortgage modification and foreclosure activities that were the focus of the letters considered by the Staff in 2011. During that time period, there were extensive reports alleging fraud and a substantial push for increased government oversight stemming from allegations of "robo-signing," or the signing of foreclosure-related documents by under-qualified bank employees,[2] and multiple Congressional hearings were

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2 *See, e.g.*, Gretchen Morgenson, *Flawed Paperwork Aggravates a Foreclosure Crisis*, N.Y. TIMES, Oct. 3, 2010, http://www.nytimes.com/2010/10/04/business/04mortgage.html.

held regarding such practices.[3] In contrast, the vast majority of mortgage servicing activities outside of the context of modification and foreclosure practices have not generated widespread public debate or controversy.[4] Given the absence of significant controversy and public policy debate around the many aspects of mortgage servicing activities that are outside the scope of modification and foreclosure practices, there is no basis upon which to argue that a new or expanded significant policy issue, entailing mortgage servicing activities overall, has emerged.

The Proposal's lack of focus on "widespread deficiencies in the foreclosure and modification processes for real estate loans" also is illustrated by the type of laws that the Proposal addresses. Although the principles of fair housing and fair lending apply to servicing and foreclosure activities,[5] the main focus of the "fair housing and fair lending laws" with respect

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[3] *See, e.g.*, Joanne Allen, *House Panel Sets Hearing on Foreclosure Problems*, REUTERS, Oct. 19, 2010, http://www.reuters.com/article/2010/10/19/us-usa-foreclosures-hearing-idUSTRE69I05G20101019.

[4] In this regard, it is important to note that although the supporting statement repeatedly refers to the broad scope of activities encompassed by "mortgage servicing," each of the proceedings referenced in the supporting statement related to mortgage origination or mortgage modification and foreclosure practices. For example, the OCC required the Company to ensure that a foreclosure is not pursued once a mortgage has been approved for modification. *See* "OCC Takes Enforcement Action Against Eight Servicers for Unsafe and Unsound Foreclosure Practices," Apr. 13, 2011, *available at* http://www.occ.gov/news-issuances/news-releases/2011/nr-occ-2011-47.html. The 2012 settlement was the culmination of an investigation that also focused on alleged deficiencies in the foreclosure process. *See generally* http://nationalmortgagesettlement.com.

[5] *See, e.g.*, Department of Housing and Urban Development et al., "Policy Statement on Discrimination in Lending," *available at* https://www.federalregister.gov/articles/1994/04/15/94-9214/policy-statement-on-discrimination-in-lending-notice-department-of-housing-and-urban-development (Apr. 15, 1994) ("[A] lender may not, because of a prohibited factor .... [t]reat a borrower differently in servicing a loan or invoking default remedies.").

to loans is on lending activities. For example, Section 805 of the Fair Housing Act prohibits discrimination in "residential real estate-related transactions," defined in relevant part as "[t]he *making or purchasing* of loans or providing other financial assistance . . . for purchasing, constructing, improving, repairing, or maintaining a dwelling." 42 U.S.C. § 3605 (emphasis added). Similarly, the Equal Credit Opportunity Act, which is the primary federal fair lending law, prohibits discrimination against "any applicant" for credit, with "applicant" defined as "any person who applies to a creditor directly for an extension, renewal, or continuation of credit, or applies to a creditor indirectly by use of an existing credit plan for an amount exceeding a previously established credit limit." 15 U.S.C. §§ 1691–1691a. Because it addresses the Company's compliance with laws that principally relate to lending activities, the Proposal does not primarily focus on foreclosure and modification issues, which were the subject of the significant policy issue that the Staff recognized in 2011.

The Proposal is distinguishable from the proposals in *Bank of America*, *JPMorgan Chase*, and *Citigroup*. As with the significant policy issue that is discussed above, the resolutions in the proposals that the Staff found not to be excludable under Rule 14a-8(i)(7) in *Bank of America* and *Citigroup*[6] did not refer to mortgage servicing practices overall. In addition, those proposals' supporting statements focused on the extensive national media coverage and litigation surrounding the loan modifications, foreclosures and securitizations occurring during the economic downturn, and their mentioning of mortgage servicing was limited to that context. The resolution of the proposal in *JPMorgan Chase*[7] was very different from that of

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[6] "Resolved, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011. The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests."

[7] "RESOLVED: the shareholders request the Board of Directors to oversee development and enforcement of policies to ensure that the same loan modification methods for similar loan types are applied uniformly to both loans owned by the corporation and those

[Footnote continued on next page]

the Proposal. It focused on loan modification practices, which can in many circumstances be an alternative to foreclosures, and the uniformity with which the company modified "loans owned by the corporation" versus "those serviced for others." Like the *Bank of America* and *Citigroup* proposals, the *JPMorgan Chase* proposal did not focus on the broad category of mortgage servicing operations overall, as the Proposal's resolution does. The Proposal directly addresses the Company's mortgage servicing practices, asking for a review to ensure that those practices are in compliance with fair housing and fair lending laws. Thus, because the Proposal addresses the Company's mortgage servicing practices in addition to the Company's foreclosure practices, it is not consistent with past proposals that have not been excludable, and the Staff is not obligated to reach the same conclusion that it reached in those matters.

The Proposal also does not focus on discrimination, and it is therefore unlike a proposal that was not permitted to be excluded in *Wells Fargo & Co.* (avail. Feb. 21, 2006). The *Wells Fargo* proposal had a narrow focus on discrimination, requesting a report explaining "racial and ethnic disparities in the cost of loans provided by the company." It also contained three numbered subparagraphs outlining specific information to be included in the report, and each of these paragraphs referred to these racial and ethnic "disparities." The Proposal, on the other hand, does not focus on discrimination. Rather, it refers to mortgage servicing and cites two examples—the 2011 enforcement action and the 2012 settlement—that are unrelated to discrimination.[8] Furthermore, the Proposal's resolution is very broad, seeking a "review of the Company's internal controls." Although the resolution states that the objective of the review should be to ensure compliance with fair housing and fair lending laws, the Proposal does not state that the set of internal controls to be reviewed should be limited to internal controls that are designed to address discrimination issues.

Because the Proposal concerns matters relating to the Company's ordinary business operations and does not focus on a significant policy issue, the Proposal is excludable under Rule 14a-8(i)(7).

[Footnote continued from previous page]
serviced for others, subject to valid constraints of pooling and servicing agreements, and report policies and results to shareholders by October 30, 2011."

[8] *See* footnote 4.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Company Counsel and Assistant Secretary of the Company, at (612) 667-2367.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Wells Fargo & Company
Josh Zinner, Neighborhood Economic Development Advocacy Project

101431259.11

GIBSON DUNN

EXHIBIT A



Neighborhood Economic Development Advocacy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

By Email: laurel.a.holschuh@wellsfargo.com

November 15, 2012

Laurel A. Holschuh
Senior Vice President, Assistant General Counsel and Secretary
Wells Fargo Center
90 South 7th Street
Minneapolis, Minnesota 55479


RECEIVED
NOV 15 2012
By

Dear Mr. Holschuh,

The Neighborhood Economic Development Advocacy Project (NEDAP) is a beneficial shareholder of 117 shares of Wells Fargo & Company, and has held the shares since August 2011. The shares have been worth $2,000 or more since November 14, 2011, and a letter confirming NEDAP's ownership of the shares is forthcoming. We will maintain ownership of the shares for the foreseeable future and will attend the 2012 Wells Fargo annual shareholder meeting.

Reinvestment Partners is a co-filer of this resolution. Reinvestment Partners is a beneficial shareholder of 104 shares of Wells Fargo, and has held shares in Wells Fargo since 2004. The shares have been worth $2,000 or more since November 14, 2011, and a letter confirming Reinvestment Partners' ownership of the shares is forthcoming. Reinvestment Partners will maintain ownership of the shares for the foreseeable future and will attend the 2012 Wells Fargo annual shareholder meeting.

The attached proposal is submitted for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are concerned as shareholders that fair lending and fair housing violations in Wells Fargo's mortgage servicing and foreclosure practices could expose the company to serious legal, regulatory and reputational risks.

The resolution requests that Wells Fargo's Board of Directors conduct an internal review and report its findings on Wells Fargo's internal controls that ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Josh Zinner, Co-Director, NEDAP, 176 Grand Street, Suite 300, New York, NY 10013, 212-680-5100 or josh@nedap.org.

I look forward to further discussion of this issue.

Sincerely,



Josh Zinner
Co-Director

RESOLUTION

Resolved, shareholders request that the Board of Directors of Wells Fargo & Company (the "Company"), whether directly or through a committee, conduct an independent review of the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and report its findings and recommendations, at reasonable cost and omitting proprietary information, to shareholders by September 30, 2013.

SUPPORTING STATEMENT

The foreclosure crisis has disproportionately affected black and Latino mortgage borrowers, who, as of 2011, were nearly twice as likely to have lost their homes to foreclosure as white borrowers.

Federal, state, and local governments have all alleged that the Company, one of the nation's largest mortgage lenders and the nation's largest mortgage servicer, has contributed to the foreclosure crisis through illegal, discriminatory, or improper mortgage lending and servicing practices. These allegations have resulted in extraordinary legal scrutiny of, and legal actions against, the Company.

The Company recently entered into a $175 million settlement with the U.S. Department of Justice, and settled with the municipalities of Baltimore and Memphis, to compensate borrowers who were steered into subprime home loans, or paid higher rates or fees, on the basis of their race or national origin.

In 2011, the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System brought an enforcement action against the Company and other large banks regarding widespread problems with mortgage servicing and foreclosure practices, which resulted in a consent decree.

In 2012, the Company, along with other large banks, was the subject of a nationwide investigation into improper mortgage servicing and foreclosure practices, which resulted in a $25 billion national mortgage settlement with 49 state Attorneys General and the Department of Justice. The national mortgage settlement requires the Company to provide mortgage relief, including loan modifications with principal reduction, to homeowners across the country.

These investigations, alleging both lending discrimination by the Company and widespread improprieties in the Company's recent mortgage servicing and foreclosure practices, raise serious concerns about the Company's ability to conduct on-going loss mitigation that complies with fair housing and fair lending laws, including in the provision of loan modifications generally, and in the provision of principal reduction modifications under the national mortgage settlement.

Despite the evidence that the Company's mortgage servicing and foreclosure practices expose it to extraordinary risks, including the potential of losses from claims that the Company's practices continue to harm black and Latino mortgage borrowers disproportionately, there is no available data to indicate whether the Company's current mortgage servicing and foreclosure practices comply with applicable fair housing and fair lending laws.

We believe an independent review is necessary to reassure shareholders that the Company's internal controls are sufficient to guard against the extraordinary legal, regulatory and reputational risks associated with potential fair housing or fair lending violations in the Company's mortgage servicing and foreclosure practices.

charles SCHWAB


RECEIVED
NOV 28 2012
NOV 30 2012
By
By

November 27, 2012

*** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)581-1918X48968

Sarah Ludwig, Deyanira Delrio
178 Grand St Ste 300
New York, NY 10013

Wells Fargo & Co. (WFC) Ownership

Neigborhood Economic Development Advocacy Project,

Per your request this letter is to confirm the ownership of Wells Fargo & Co. (WFC).

In the Charles Schwab Charity OMB Memorandum the Neighborhood Economic Development Advocacy Project has held shares of Wells Fargo & Co.(WFC) valued in excess of $2000.00 between November 15th, 2011 through November 15th, 2012.

Please note: The balance is based on our records at the time this letter was written, and may include cash and securities. The value of any security held in this account is subject to change depending upon market conditions and/or activities in the account(s).

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)581-1918X48968.

Sincerely,

Paul Langendorfer
SOS Den Team B
9401E. Panorama Circle
Englewood, CO 80112